UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                          Powerwave Technologies, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    739363109
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                                 (CUSIP Number)

                                  July 31, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

          [X] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  739363109
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
     Fore Research & Management, LP.
     83-0342079
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)                     (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:
      Delaware - United States
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Number of Shares Beneficially Owned by
  Each Reporting Person With:          (5)  Sole Voting Power:        6,748,067
                                            ------------------------------------
                                       (6)  Shared Voting Power:             0
                                            ------------------------------------
                                       (7)  Sole Dispositive Power:   6,748,067
                                            ------------------------------------
                                       (8)  Shared Dispositive Power:        0
                                            ------------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                6,748,067, underlying convertible bonds required to be included under SEC Rule 13d-3
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
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(11) Percent of Class Represented by Amount in Row (9):   5.2%
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(12) Type of Reporting Person (See Instructions):  IA
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Item 1(a). Name Of Issuer:  Powerwave Technologies, Inc.

Item 1(b). Address of Issuer's Principal  Executive Offices:
           1801 E. St. Andrew Place, Santa Ana, CA  92705


Item 2(a). Name of Person Filing:
	   Fore Research & Management, LP.

Item 2(b). Address  of  Principal   Business  Office  or,  if  None,  Residence:
           280 Park Avenue, 43rd Fl.
           New York, NY 10017

Item 2(c). Citizenship:
	   Delaware - United States

Item 2(d). Title of Class of Securities:   Common Stock, par value $0.0001 per
           share

Item 2(e).  CUSIP No.:  739363109


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

                        (e)      [X] An investment advisor in accordance with
                                 section 240.13d-1(b)(1)(ii)(E)


Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of May 22, 2006):       6,748,067
                         underlying convertible bonds required to be included under SEC Rule 13d-3

         (b)  Percent of Class (as of May 22, 2006):                   5.2%

         (c)  Number of Shares as to which such person has:

            (i) Sole power to vote or to direct the vote            6,748,067

           (ii) Shared power to vote or to direct the vote                  0

          (iii) Sole power to dispose or to direct the
                disposition of                                      6,748,067

           (iv) Shared power to dispose or to direct the
                disposition of                                              0

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

            Securities reported on this Schedule 13G are beneficially owned by clients of the adviser, which may include investment companies registered under the Investment Company Act and/or employee benefit plans, pensions, Charitable funds or other institutional and high net worth clients.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               August 15, 2007


                                               /s/ Matthew Li
                                               ---------------------------------
                                               Matthew Li,
                                               CEO/CIO



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)